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Exhibit 99.7

February 19, 2002
Trading Symbol: DBSH

AGREEMENT ON MEDICAL DEVICE COATINGS

President and Chief Executive Officer Alan Lindsay reports that DBS Holdings Inc. (DBSH:OTCBB) has signed term sheets for two field-of-use licenses granting DBS worldwide rights to two biocompatible coating technologies developed at the University of British Columbia.

The terms define the intent of the parties and will serve as a foundation for definitive License Agreements, relating to patents and their continuances and to the know-how, improvements, variations and enhancements made with respect to the technologies. In addition to exclusive rights of use, DBS will have the right to sublicense the technology to third parties. The two distinct technologies are:

1) Thin film hydroxyapatite coating for use with medical devices 2) Hydroxyapatite cement for drug delivery applications.

These leading-edge technologies will be used by the company to produce coating compounds for medical devices and scaffolding applications, including stents. The term sheets specify that the University will receive, upon execution of License Agreements, restricted common shares of DBS Holdings, royalties on gross revenue (for each license), royalties on sublicense sales (for each license), annual maintenance fees, structured minimum annual royalties, reimbursed patent costs, and milestone payments based on clinical trial progress and regulatory approvals.

Mr. James Elliott, Vice President and Chief Technical Officer of DBS states, "We are excited over the prospects of these technologies, their relevance to the direction of our company and their compatibility with our product development program. The thin hydroxyapatite coating technology is intended to provide a barrier to reduce heavy metal ions associated with inflammatory responses that lead to restenosis and thrombosis." (Restenosis is a recurrence of arterial blockage after angioplasty procedures.) "Our intention is to utilize the porous cement on our MIVI stent system providing a vehicle for drug loading and elution. This dovetails with our concurrent program to apply for CE Mark approval and subsequent commercialization of our bare stent technology. We are fortunate to have forged a strong liaison with an internationally recognized institution such as the University of British Columbia."

Mr. Lindsay adds, "Interventional cardiologists expect the medical device industry to provide a solution for restenosis. Our mission is to develop a therapeutic delivery system that effectively minimizes this condition. We are undertaking these agreements in order to enhance the corporate foundation and infrastructure established since 1999. After successful animal trials at the MAYO Clinic on our bare stent, we identified opportunities in the coated stent and drug delivery markets. Coated and drug-eluting stents will sell at significant premiums compared with bare stent delivery systems. We feel these coatings could be breakthrough technologies and their acquisition would allow us to participate in, what industry analysts project to be, a $6 billion market by 2005."

DBS Holdings Inc., through its subsidiaries, is a bio-medical development company that intends to develop and manufacture a laser cut coronary stent designed and engineered as a potential platform for stent-based drug delivery systems.